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CUSIP No. 92886T201                   13G                      Page 1 of 8 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

   Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. 1 )*


                              Vonage Holdings Corp.
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                                (Name of Issuer)


                          Common Stock $.001 par value
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                         (Title of Class of Securities)

                                    92886T201
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                                (CUSIP Number)(1)


                                December 31, 2007
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[_]   Rule 13d-1(d)

----------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92886T201                   13G                      Page 2 of 8 Pages
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     1   NAME OF REPORTING PERSONS Silver Point Capital, L.P.

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
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                       5    SOLE VOTING POWER            2,500,000 (See Item 4)
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER          -0-
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER       10,810,499 (See Item 4)
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER     -0-
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      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                           10,810,499 (See Item 4)
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     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                        [_]
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     11  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                            6.6%(1)
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     12  TYPE OF REPORTING PERSON*                       PN, IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 155,863,949 shares of common stock outstanding as of October 31, 2007 pursuant to the Company's quarterly report on Form 10-Q for the period ended September 30, 2007.

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CUSIP No. 92886T201                   13G                      Page 3 of 8 Pages
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     1   NAME OF REPORTING PERSONS Edward A. Mule

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   CITIZENSHIP OR PLACE OF ORGANIZATION            United States
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                       5    SOLE VOTING POWER            -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER          2,500,000 (See Item 4)
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER       -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER     10,810,499 (See Item 4)
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      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                           10,810,499 (See Item 4)
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     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                        [_]
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     11  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                            6.6%
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     12  TYPE OF REPORTING PERSON*                       IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 92886T201                   13G                      Page 4 of 8 Pages
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     1   NAME OF REPORTING PERSONS Robert J. O'Shea

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   CITIZENSHIP OR PLACE OF ORGANIZATION            United States
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                       5    SOLE VOTING POWER            -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER          2,500,000 (See Item 4)
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER       -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER     10,810,499 (See Item 4)
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      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                           10,810,499 (See Item 4)
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     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                        [_]
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     11  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                            6.6%
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     12  TYPE OF REPORTING PERSON*                       IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 92886T201                   13G                      Page 5 of 8 Pages
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Item 1(a)         Name of Issuer:

                  The  name  of  the  issuer  is  Vonage   Holdings  Corp.  (the
"Company").

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  The Company's principal executive office is located at 23 Main Street, Holmdel, NJ 07783

Item 2(a)         Name of Person Filing:

                  This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manager"), Mr. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the Company's common stock by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund").(2)

                  The Reporting Persons have entered into a Joint Filing Agreement, dated February 22, 2008, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830

Item 2(c)         Citizenship:

                  Silver  Point   Capital,   L.P.  is  organized  as  a  limited
partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001 per share.

Item 2(e)         CUSIP No.:

                  CUSIP No. 92886T201

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(2)   Silver Point Capital,  L.P. is the investment  manager of the Fund and the
      Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the common stock held by the Fund and the Offshore Fund. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the common stock held by the Fund and the Offshore Fund. Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the common stock held by the Fund and the Offshore Fund and may be deemed to be a beneficial owner of the common stock held by the Fund and the Offshore Fund. Silver Point Capital, L.P., Management, and Messrs. Mule and O'Shea disclaim beneficial ownership of the common stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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CUSIP No. 92886T201                   13G                      Page 6 of 8 Pages
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Item 3            If this  statement  is filed  pursuant to Rules  13d-1(b),  or
13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4            Ownership:

                  A.    Silver Point Capital, L.P.

                        (a)   Amount beneficially owned: 10,810,499(3)

                        (b)   Percent of class: 6.6%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole  power  to vote  or  direct  the  vote:
                                    2,500,000

                              (ii)  Shared power to vote or direct the vote: -0-

                              (iii) Sole  power  to   dispose  or   direct   the
                                    disposition: 10,810,499

                              (iv)  Shared  power  to   dispose  or  direct  the
                                    disposition: -0-

                  B.    Edward A. Mule

                        (a)   Amount beneficially owned: 10,810,499

                        (b)   Percent of class: 6.6%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole  power to vote or direct  the vote: -0-


                              (ii)  Shared  power to vote or  direct  the  vote:
                                    2,500,000

                              (iii) Sole   power  to   dispose   or  direct  the
                                    disposition: -0-

                              (iv)  Shared   power  to  dispose  or  direct  the
                                    disposition: 10,810,499

                  C.    Robert J. O'Shea

                        (a)   Amount beneficially owned: 10,810,499

                        (b)   Percent of class: 6.6%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or direct the vote: 0

(3) The number of shares of common stock reported as beneficially owned in this Schedule 13G consists of 2,500,000 shares of common stock, plus 8,310,499 shares that may be acquired by the reporting persons upon conversion of Convertible Notes due December 1, 2010 (the "Convertible Notes") issued by the Company and owned by the reporting persons, such Convertible Notes being immediately convertible at a price of $14.22.

                              (ii)  Shared  power to vote or  direct  the  vote:
                                    2,500,000

                              (iii) Sole   power  to   dispose   or  direct  the
                                    disposition: 0

                              (iv)  Shared   power  to  dispose  or  direct  the
                                    disposition: 10,810,499

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person:

                  See response to Item 4.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2008

                                      Silver Point Capital, L.P.


                                      By:   /s/ Frederick H.Fogel
                                            ------------------------
                                      Name: Frederick H. Fogel
                                            ------------------------
                                      Its:  Authorized Signatory

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 22, 2008

                                      Silver Point Capital, L.P.


                                      By:   /s/Frederick H. Fogel
                                            -----------------------
                                      Name: Frederick H. Fogel
                                            -----------------------
                                      Its:  Authorized Signatory


                                      /s/ Edward A. Mule
                                      -----------------------------
                                      Edward A. Mule, individually

                                      /s/ Robert J. O'Shea
                                      -----------------------------
                                      Robert J.O'Shea, individually